Exhibit 12.1

TreeHouse Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended	Year Ended
	March 31, 2011	December 31, 2010

Earnings:
Income before income taxes	$29,935	$136,400
Add:
Fixed charges	16,909	56,955
Amortization of interest, net of capitalized interest	(32)	(66)
Other	65	66
Earnings available for fixed charges (a)	$46,877	$193,355

Fixed charges:
Interest expense	$13,851	$45,691
Capitalized interest and tax interest	87	237
One third of rental expense (1)	2,971	11,027
Total fixed charges (b)	$16,909	$56,955

Ratio of earnings to fixed charges (a/b)	2.77	3.39

(1) Considered to be representative of interest factor in rental expense.